UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building
Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry Into a Material Definitive Agreement

On October 18, 2024, Sunrise New Energy Co., Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with Chong Ee Chang, a Malaysian citizen (the “Purchaser”). Pursuant to the Subscription Agreement, the Purchaser agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchaser, pursuant to Regulation S under the Securities Act of 1933, as amended, an aggregate of 103,300 Class A ordinary shares (the “Shares”) of the Company, par value US$0.0001 per share, for an aggregate purchase price of $100,000.

The closing of the transactions contemplated hereby shall take place on October 25, 2024 or such other date the Company and the Purchaser may agree upon in writing. The entry into the Subscription Agreement and the transaction contemplated thereby have been approved by the Company’s board of directors.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, which is attached hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: October 21, 2024	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated October 18, 2024 by and between the Company and the Purchaser

3